Exhibit 99.1

March 13, 2017

Caesarstone Files Annual Report on Form 20-F for the Year Ended December 31, 2016

MP MENASHE, Israel— (BUSINESS WIRE) —Caesarstone Ltd. (NASDAQ:CSTE) (the “Company”), a manufacturer of high quality engineered quartz surfaces, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (“SEC”). The annual report on Form 20-F, which contains its audited financial statements, can be accessed on the SEC's website at http://www.sec.gov as well as via the Company's investor relations website at http://ir.caesarstone.com/index.cfm.

The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to Valeria Mann, management assistant, at Valeria.Mann@caesarstone.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Motivo, Concetto and Supernatural — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Investor Relations
ICR, Inc.
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